SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of 05/13/2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                    4th Floor
                                  Regents Place
                                 338 Euston Road
                                     London
                                     NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.







                                  Marconi plc

                              RESTRUCTURING UPDATE


     Confirmation of Currency Election on New Senior Notes and Scheme Rate

London - 13 May 2003 - Marconi plc ("plc") (MONI) announces that the new senior notes to be issued pursuant to the Marconi Corporation plc ("Corp") scheme of arrangement will be denominated solely in US dollars. Insufficient elections were received for new senior notes to be issued in Euros. The aggregate amount of new senior notes to be issued will be $717.1 million (GBP 450 million).

Under the terms of the plc and Corp schemes of arrangement the scheme rate has now been fixed at GBP 1 per $1.6107 of admitted scheme claim and GBP 1 per EUR 1.3949 of admitted scheme claim. The aggregate amount of potential scheme claims (including the reserves set for each of the schemes), calculated at the scheme rate, are estimated to be GBP 5.3 billion at Corp and GBP 4.9 billion at plc.



Ends/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.


Contacts

Name: David Beck / Joe Kelly           Heather Green
Title: Public Relations                Investor Relations
Phone: +44 (0) 207 306 1771            +44 (0) 207 306 1735
+44 (0) 207 306 1490
joe.kelly@marconi.com                  heather.green@marconi.com
-----------------------                ---------------------------





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC


                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary

Date: 13 May 2003